[Letterhead of Winston & Strawn LLP]

August 1, 2008

BY FEDERAL EXPRESS

Mark Brunhofer

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Life Sciences Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 0-51436

Dear Mr. Brunhofer:

On behalf of Advanced Life Sciences Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment contained in the Staff’s letter to the Company dated July 25, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”).  For convenience of reference, the full text of the comment in the Staff’s letter has been reproduced herein.  The Company has filed concurrently an electronic version of this letter through the EDGAR system of the Securities and Exchange Commission under the form type label CORRESP.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 55

1.                                       You disclose your conclusion that your disclosure controls and procedures at December 31, 2007 were “effectively designed” to ensure that information you are required to disclose under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.  However, you do not appear to conclude on whether your disclosure controls and procedures are operating effectively.  Please confirm for us that your historical disclosure controls and procedures were effective in both design and operation.  In addition, please revise your disclosure to indicate your conclusion on the effectiveness of the design and operation of your disclosure controls and procedures.

Company Response

The Company recognizes that a distinction may be drawn between disclosure controls and procedures being “effectively designed” and being effective in operation.  When the Company disclosed management’s conclusion in the Form 10-K that disclosure controls and procedures were “effectively designed,” the Company’s intention was to provide an affirmative and unqualified certification under Item 307 of Regulation S-K.  Accordingly, at the Staff’s request, the Company confirms supplementally that historical disclosure controls and procedures were effective in both design and operation at December 31, 2007.

The Company intends to file its Form 10-Q for the second quarter ended June 30, 2008 (the “Form 10-Q”) on or before August 14, 2008, the deadline for non-accelerated filers.  The Company proposes to clarify its previous certification disclosure, as advised by the Staff, in the Form 10-Q and the Company’s subsequent Exchange Act filings.  Specifically, the Company proposes for future affirmative certifications of disclosure controls and procedures to appear as follows:

Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based on that evaluation, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

* * *

                In connection with responding to the Staff’s comment, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call me at (312) 558-5609.

Sincerely,

/s/ R. Cabell Morris, Jr.
R. Cabell Morris, Jr.

cc:                                 Jim B. Rosenberg

                                                Michael T. Flavin